SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Makes First Commercial Flight in South America with Internet On Board

São Paulo, October 04, 2016 - GOL Linhas Aéreas Inteligentes S.A. (“GLAI”), (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: CCC, Fitch: CC and Moody’s: Caa3), Brazil's largest air transportation group, informs its shareholders that began operations with internet on board, becoming the first South American airline to offer this facility to its customers. The first commercial flight with this connection was between Congonhas-Brasília-Congonhas, which took off at 10:45 a.m. Passengers on board used this new facility, browsing freely.

Equipped with the latest 2Ku satellite communication technology antenna, the aircraft (Boeing 737-800 with registration prefix PR-GUK) will be used throughout GOL’s entire domestic and international route network. The second aircraft with internet on board will begin operations on Thursday, October 6, and the Company’s entire fleet will be so equipped by October 2018.

The Company’s CEO, Paulo Kakinoff, made the announcement during the flight and it was transmitted live on GOL’s  Facebook page. “In this first phase, it will be possible to access all social media, e-mail, several websites and WhatsApp. As of October 20, the platform will be expanded to include entertainment and streaming media, with movies, cartoons, sitcoms and flight maps. We will also offer live TV soon and GOL will have the world’s most complete entertainment tool, pointed out Kakinoff.

The service will be free for six months. As of tomorrow, Wednesday (5), customers will be advised when their flights are scheduled to be operated by one of the aircraft with internet on board. It is expected that the entire fleet will be equipped with entertainment and connectivity systems, as well as recharge or USB sockets.

This task is being carried out by GOL’s Maintenance Center, in Confins, responsible for the installation of the system, already approved by the FAA (Federal Aviation Administration - United States’ government agency responsible for regulating civil aviation) and the ANAC (Brazil’s National Civil Aviation Agency). Only the first aircraft’s antenna was installed in Miami, United States by Gogo, the global leader in in-flight broadband solutions, accompanied by GOL’s engineers and technicians.

To see the videos and posts made on  board, search for #wifiPRIMEIROnaGOL on social media.

1	GOL Linhas Aéreas Inteligentes S.A.

GOL Makes First Commercial Flight in South America with Internet On Board

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

Brazil's largest air transportation and travel services group, with annual revenues in excess of R$10 billion, with three main businesses: passenger transportation, cargo transportation and coalition loyalty program. GOL is Latin America's largest low-cost and low-fare carrier, operating approximately 860 daily flights to 65 destinations, being 13 international in South America and the Caribbean. GOLLOG is the cargo transportation and logistics business serving more than 3,000 Brazilian municipalities and, through partners, 90 international destinations in 47 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 11 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GLAI shares are traded on BM&FBOVESPA (GOLL4) and NYSE (GOL), GLAI has the following ratings CCC (Standard & Poor's), CC (Fitch) and Caa3 (Moody's).

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.